Exhibit 99.2
Extraordinary Information Meeting 18 August 2009 Michael Hammes, Chairman

2 The Proposal is for James Hardie Industries NV to transform into a Dutch SE and then into an Irish SE - ie to move to Ireland The Proposal is to be implemented in two stages: Stage 1 is achieved by an upstream merger of a newly-formed Irish subsidiary into James Hardie Industries NV, resulting in James Hardie's transformation to a Dutch SE Stage 2 is achieved by moving the registered office and head office of Dutch SE from The Netherlands to Ireland Shareholder approval is currently sought for Stage 1 of the Proposal If Stage 1 of the Proposal is approved and implemented, a further explanatory memorandum will be sent to shareholders for a subsequent meeting to consider Stage 2 The Proposal

3 Allows key senior managers to spend more time with the company's operations and in its markets Provides greater certainty for James Hardie to obtain benefits under the current US/Ireland tax treaty than is the case under the US/Netherlands tax treaty Simplifies the company's governance to a single board of directors Key benefits of the Proposal The Proposal

4 Associated with Stage 1 of the Proposal, James Hardie plans to exit its Financial Risk Reserve regime and also plans to move its intellectual property and financing activities from The Netherlands to entities tax resident in Ireland The total cost associated with the Proposal and the transfer of intellectual property and finance activities is estimated to range from approximately US$51-71m, of which approximately US$30-50m relates to a capital gain on the transfer of our intellectual property from The Netherlands The tax due as a result of the transfer of our intellectual property will depend amongst, other things, on the value of our intellectual property of the time of the transfer and fluctuations in currency exchange rates Due to the possibility of changes in such values and rates, as well the actual time of such transfer and our exit from the Financial Risk Reserve regime, the tax could vary materially from our estimate The remaining costs of the Proposal of approximately US$21m, of which US$14m have been incurred and expensed, relate to: advisory fees costs related to the establishment of a new head office in Ireland, and other expenses associated with the Proposal Costs

5 Shareholders will continue to hold the same securities in the same entity, albeit with a slightly different name James Hardie will continue to be listed on the ASX Most shareholders1 will be able to receive distributions from Irish SE free from dividend withholding tax (currently subject to 15% Netherlands withholding tax - which may, depending on their circumstances, be available for offset or credit) There should be no adverse capital gains tax consequences for most shareholders2 and a ruling has been obtained from the ATO to that effect for Australian shareholders What does the Proposal mean for shareholders 1 Shareholders resident in a jurisdiction that has not entered a tax treaty with Ireland and outside the EU will generally be subject to Irish dividend withholding tax at a rate of 20% 2 Individual shareholders should refer to the Explanatory Memorandum and also seek professional advice relating to their own circumstances

6 Summary Review of domicile has been conducted over several years Other options were considered, however due to a number of factors and the complexity of operating in multiple jurisdictions many options were not considered viable or appropriate Moving the domicile to Ireland offers considerable operational benefits and simplifies the company's governance model without disadvantaging shareholders and other stakeholders Although there are costs involved, the Proposal to change domicile to Ireland is considered by the directors to be the best course of action at this time and in the best interests of James Hardie and it shareholders

Extraordinary Information Meeting 18 August 2009 Michael Hammes, Chairman